Filed by Infinity Pharmaceuticals, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

On August 28, 2006, Infinity Pharmaceuticals, Inc. (the “Company”) issued a press release announcing that the Company and MedImmune, Inc. have entered into an agreement to jointly develop and commercialize novel small molecule cancer drugs targeting Heat Shock Protein 90 (Hsp90) and the Hedgehog cell-signaling pathway. Also on August 28, 2006, the Company issued a press release announcing that Discovery Partners International, Inc. (“Discovery Partners”) had filed a prospectus supplement to the joint proxy statement/prospectus relating to the proposed merger of the Company and Discovery Partners. The text of the press releases are as follows:

FOR IMMEDIATE RELEASE

Contacts MedImmune, Inc Media: Jamie Lacey, 301-398-4035 Investors: Peter Vozzo, 301-398-4358 http://www.medimmune.com	Infinity Pharmaceuticals, Inc. Media: Monique Allaire, 617-453-1105 Investors: John Evans, 617-453-1254 http://www.ipi.com

MEDIMMUNE AND INFINITY PHARMACEUTICALS

ANNOUNCE CANCER DRUG DEVELOPMENT AND WORLDWIDE

COMMERCIALIZATION AGREEMENT

– Alliance to Focus on Novel, Targeted Small Molecule Cancer Therapeutics

in Two Key Programs –

GAITHERSBURG, MD and CAMBRIDGE, MA – August 28, 2006 – MedImmune, Inc. (NASDAQ: MEDI) and Infinity Pharmaceuticals, Inc. today announced that they have entered into an agreement to jointly develop and commercialize novel small molecule cancer drugs targeting Heat Shock Protein 90 (Hsp90) and the Hedgehog cell-signaling pathway. In preclinical studies, Hsp90 and the Hedgehog pathway appear to be implicated in the growth and survival of a broad range of blood-related and solid tumor types. IPI-504, the most advanced of the drug candidates included in the agreement, is an Hsp90 inhibitor that has thus far been studied in two disease-focused Phase 1 trials.

“Hsp90 and Hedgehog are among the most attractive targeted therapy opportunities in cancer research today, and the Infinity programs have a very strong competitive position,” said Edward T. Mathers, MedImmune’s executive vice president, corporate development and venture. “With IPI-

MEDIMMUNE AND INFINITY PHARMACEUTICALS ANNOUNCE CANCER DRUG

DEVELOPMENT AND WORLDWIDE COMMERCIALIZATION AGREEMENT

504, we have a promising drug candidate with already-established preclinical in vivo proof of concept and the potential to reach the market by 2010. In collaboration with Infinity, we plan to accelerate development of the intravenous formulation of IPI-504, as well as to expand into additional tumor types. In addition, we expect to be able to commence clinical testing of the next generation oral formulation of IPI-504, as well as an oral formulation of a hedgehog inhibitor within the next 12 to 18 months.”

Under the terms of the agreement, MedImmune and Infinity will share equally all costs and profits from the development and commercialization of any future products. MedImmune will provide Infinity a one-time upfront payment of $70 million for co-exclusive, shared rights to the Hsp90 and Hedgehog pathway product development programs. In addition, Infinity could receive up to an additional $430 million in milestone payments related to the companies’ achieving certain late-stage clinical development and sales targets for any future products resulting from the collaboration.

For each of the Hsp90 and Hedgehog pathway programs, Infinity will retain primary responsibility for discovery, preclinical development and translational clinical development of products through proof-of-concept in humans. MedImmune and Infinity will jointly conduct clinical development through first product approval. MedImmune will lead worldwide regulatory strategy as well as sales and marketing of resulting products; Infinity retains an option to co-promote any future products in the United States, contributing up to 35 percent of the total promotional effort.

“This collaboration with MedImmune allows Infinity to accelerate and maximize the development of our most advanced product candidates while enabling us to share fully in the potential value creation of these products,” said Adelene Q. Perkins, Infinity’s executive vice president and chief business officer. “We believe that MedImmune’s established clinical, sales, and marketing capabilities are a strong complement to Infinity’s expertise in novel small molecule drug discovery and development.”

About Hsp90 and IPI-504

IPI-504 is Infinity’s proprietary small molecule therapeutic drug candidate that, in preclinical studies, potently and selectively inhibited Hsp90, thereby killing cancer cells. Hsp90 is an emerging therapeutic target of interest for the treatment of cancer. Proteins are the mainstay of structural and signaling elements of all cells. Hsp90 functions to stabilize and maintain the activity of proteins in the cancer cell, thereby allowing a cancer cell to survive despite an abundance of misfolded and unstable proteins. Inhibition of Hsp90 has broad therapeutic potential for the treatment of patients with solid tumors and blood-related cancers, including cancers that are resistant to other drugs.

IPI-504 preferentially targets and accumulates in tumor tissues, sparing healthy tissues. In preclinical studies it has demonstrated a broad potential to treat certain cancers as both a single agent as well as in combination with existing anti-cancer drugs. The water-based formulation of IPI-504 is easy to deliver as an intravenous infusion. Infinity is currently conducting two Phase 1 clinical trials with intravenous formulations of IPI-504. In July 2005, Infinity initiated the first of these Phase 1 clinical trials in refractory multiple myeloma. In December 2005, Infinity initiated

MEDIMMUNE AND INFINITY PHARMACEUTICALS ANNOUNCE CANCER DRUG

DEVELOPMENT AND WORLDWIDE COMMERCIALIZATION AGREEMENT

the second Phase 1 clinical trials with IPI-504 in refractory gastrointestinal stromal tumors (GIST). Infinity has also begun developing an oral formulation of IPI-504, which if successful, could be a more convenient route of administration for cancer therapy.

About the Hedgehog Pathway

The Hedgehog cell-signaling pathway is normally active during embryonic development regulating tissue and organ formation. However, aberrant activation of the Hedgehog pathway in adults has been implicated in many of the most deadly cancers, including pancreatic cancer, prostate cancer, small cell lung cancer, breast cancer, and certain brain cancers. The activation of this pathway is necessary for many of these cancers to proliferate and survive. In addition to the role that the Hedgehog pathway plays in enabling the survival and proliferation of cancer cells, recent evidence also points to an important role for the Hedgehog pathway in cancer stem cells. Cancer stem cells are believed to be the progenitor cells that allow tumors to survive despite treatment with conventional chemotherapeutics agents.

Infinity’s most advanced drug candidates are novel, proprietary systemically administered agents that have demonstrated in preclinical studies the ability to potently and selectively inhibit the Hedgehog pathway. Certain of these agents have demonstrated efficacy in multiple preclinical animal models of cancer as a single agent and are well tolerated in these models.

Impact to MedImmune’s 2006 Financial Guidance

The estimated 2006 financial impact of the Infinity agreement to MedImmune’s previously stated earnings guidance range of $0.30 to $0.35 per diluted share, before stock option expense, is a reduction of approximately $0.19 per diluted share, primarily due to the one-time upfront payment of $70 million. However, the impact of this transaction may be partially offset by gains MedImmune may receive from other in-process business transactions that have the potential to be successfully completed by the end of 2006.

About MedImmune, Inc.

MedImmune strives to provide better medicines to patients, new medical options for physicians, rewarding careers to employees, and increased value to shareholders. Dedicated to advancing science and medicine to help people live better lives, the company is focused on the areas of infectious diseases, cancer and inflammatory diseases. With more than 2,300 employees worldwide, MedImmune is headquartered in Maryland. For more information, visit the company’s website at www.medimmune.com.

About Infinity Pharmaceuticals, Inc.

Infinity Pharmaceuticals is an innovative cancer drug discovery and development company that is seeking to leverage its strength in small molecule drug technologies to discover, develop, and deliver to patients first-in-class or best-in-class medicines for the treatment of cancer and related conditions. The company announced on April 12, 2006 a definitive agreement to merge with Discovery Partners International, Inc. (NASDAQ: DPII).

Additional Information about the DPI-Infinity Merger and Where to Find It

MEDIMMUNE AND INFINITY PHARMACEUTICALS ANNOUNCE CANCER DRUG

DEVELOPMENT AND WORLDWIDE COMMERCIALIZATION AGREEMENT

In connection with the proposed merger between Discovery Partners International, Inc. (DPI) and Infinity, on August 7, 2006, DPI filed an amended registration statement on Form S-4 that contains a proxy statement/prospectus, which registration statement has been declared effective by the SEC. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

This announcement contains, in addition to historical information, certain forward-looking statements that involve risks and uncertainties, in particular, related to the research and development of future small molecule products. Such statements reflect the current views of MedImmune and/or Infinity management and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune’s filings with the U.S. Securities and Exchange Commission and in the registration statement on Form S-4 that was filed by DPI on May 24, 2006, and subsequently amended, in connection with the proposed merger between DPI and Infinity. There can be no assurance that such development efforts will succeed, that the products will receive required regulatory clearance or, even if such regulatory clearance is received, that the subsequent products will ultimately achieve commercial success.

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FOR IMMEDIATE RELEASE

INFINITY PHARMACEUTICALS ANNOUNCES FILING OF PROXY

STATEMENT/PROSPECTUS SUPPLEMENT FOR PROPOSED MERGER WITH

DISCOVERY PARTNERS INTERNATIONAL

CAMBRIDGE, Mass. – August 28, 2006 – Infinity Pharmaceuticals, Inc. today announced that Discovery Partners International, Inc. (NASDAQ: DPII), or DPI, has filed a supplement to the Proxy Statement/Prospectus (part of the S-4 Registration Statement) describing the collaboration announced today between Infinity Pharmaceuticals and MedImmune, Inc. to jointly develop and commercialize novel small molecule cancer drugs targeting Heat Shock Protein 90 (Hsp90) and the Hedgehog cell-signaling pathway. In preclinical studies, Hsp90 and the Hedgehog pathway appear to be implicated in the growth and survival of a broad range of blood-related and solid tumor types. IPI-504, the most advanced of the drug candidates included in the collaboration agreement, is an Hsp90 inhibitor that has thus far been studied in two disease-focused Phase I trials.

The merger is subject to customary closing conditions, including the approval of both companies’ stockholders. DPI’s shareholders of record on August 1, 2006 will vote on the merger at a special meeting of stockholders at 1:00 p.m. PDT, on Tuesday, September 12, 2006, at the offices of Cooley Godward LLP, 4401 Eastgate Mall, San Diego, Calif. Infinity’s stockholders of record on July 28, 2006 will vote on the merger at a special meeting of stockholders of Infinity at 1:00 p.m. EDT on Tuesday, September 12, 2006, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Mass.

The proxy statement/prospectus supplement and the S-4 Registration Statement may be accessed online on the SEC’s website, www.sec.gov, on the “Investor Relations” page of DPI’s website at www.discoverypartners.com, or on Infinity’s website at www.ipi.com.

Assuming stockholder approval of the merger and the other matters set forth in the Joint Proxy Statement/Prospectus, immediately following the merger, DPI will change its name to Infinity Pharmaceuticals, Inc. and the new company’s common stock will trade on the NASDAQ National Market under the symbol “INFI.” DPI’s current ticker symbol, “DPII,” will become inactive after closing.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that is seeking to leverage its strength in small molecule drug technologies to bring important new medicines to patients. The company recently announced a definitive agreement to merge with Discovery Partners International, Inc. (NASDAQ: DPII).

Additional Information about the DPI-Infinity Merger and Where to Find It

In connection with the proposed merger between Discovery Partners International, Inc. (DPI) and Infinity, on August 7, 2006, DPI filed an amended registration statement on Form S-4 that contains a proxy statement/prospectus, which registration statement has been declared effective by the SEC. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and from Investor Relations at DPI at the address described above.

Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction and the trading of the combined company’s shares on the NASDAQ National Market. Factors that may cause actual results to differ materially include the risk that DPI and Infinity may not obtain the requisite stockholder approval to complete the proposed transaction, the risk that the combined company may not obtain approval to list the shares of common stock of the combined company on the NASDAQ Stock Market after the assumed closing of the merger and risks and other uncertainties more fully described in DPI’s registration statement on Form S-4, as amended, as filed with the Securities and Exchange Commission and DPI’s other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

Any forward-looking statements contained in this press release speak only as of the date hereof and Infinity expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Editor’s Note: This release is available in the Press Release section of the Media Room of Infinity’s website at http://www.ipi.com

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Contacts:

Investors:	John Evans 617.453.1254 John.Evans@ipi.com	Media:	Monique Allaire 617.453.1105 Monique.Allaire@ipi.com